

02041891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 2 4 2002
WASH, D.C.

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
6-3-02

For the month of June 2002

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED: **Press release NR2002-6**

DESCRIPTION: **Queenstake Resources Ltd. (QRL-TSE) Magistral Gold Reserves Increase by 21%, Reserves bu 26% as updated by Pincock Allen and Holt**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date June 6, 2002

By ______________________
(Signature)

Doris Meyer, Corporate Secretary, CFO
Queenstake Resources Ltd.

PROCESSED
JUN 27 2002
THOMSON
FINANCIAL





NEWS RELEASE

News Release 2002-6 **June 4, 2002**
TSE – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

MAGISTRAL GOLD RESOURCES INCREASE BY 21%, RESERVES BY 26%

Queenstake Resources Ltd. (QRL-TSX) is pleased to report the results of the updated calculation of the gold resources and reserves at its 50% owned Magistral property in Sinaloa, Mexico. The updated calculation, performed by Pincock Allen and Holt (PAH) of Denver, was based on extensive drilling on the La Prieta zone in the Samaniego Hill area carried out since September 2001 and reported in News Release NR2002-4. The reported resources also reflect a change in modeling software as the model has been transferred to Mintec's Medsystem for future use at the mine site.

Resources are classified in five areas corresponding to four discrete mineralized zones and an old tailings pile. It is anticipated that the mineralized zones will be mined in four separate pits, known as San Rafael, Samaniego, Sagrado Corazon and Lupita. PAH reports the updated resources by zone as follows:

Resources reported by PAH at a cut off grade of 0.4 grams per tonne ("gpt") are tabulated as follows:

	Measured			Indicated			Total		
Zone	Tonnes (x 1000)	Gold gpt	Contained ounces	Tonnes (x 1000)	Gold gpt	Contained ounces	Tonnes (x 1000)	Gold gpt	Contained ounces
San Rafael	2,133	1.75	120,100	449	1.23	17,800	2,582	1.66	137,900
Samaniego Hill	4,596	1.93	284,900	1,163	1.87	69,900	5,759	1.92	354,800
Sagrado Corazon	978	1.08	33,900	238	0.82	6,300	1,216	1.03	40,200
Central, Lupita	1,257	1.11	44,900	842	1.00	27,000	2,099	1.07	71,900
Magistral Mill tailings	166	2.1	11,200	-	-	-	166	2.1	11,200
Total updated gold resource	**9,130**	**1.69**	**495,000**	**2,692**	**1.4**	**121,000**	**11,822**	**1.62**	**616,000**
Feasibility Study May 2000							10,698	1.48	509,900
Increase							1,124		106,100



TSE
QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

Using these gold resources as a base PAH has redesigned the Samaniego Open Pit in order to derive a new reserve for that zone. Some minor redesign of the San Rafael pit has also been undertaken, although the block model for this zone has not changed. The resulting reserves are tabulated below. For completeness, the Sagrado Corazon and Lupita reserves are included, although the block models and mine designs have not changed. There are some minor differences relative to the feasibility study due to changes in software used. The tailings in the Samaniego area have been included in the Samaniego reserve estimate.

Proven and probable gold ore reserves determined by PAH are as follows:

Area	Gold cut off grade gpt	Tonnes 1,000's	Grade gpt gold	Contained ounces Gold	Strip Ratio
San Rafael	0.40	1,324	2.24	95,500	4.8
Samaniego Hill	0.42	4,077	2.28	299,500	6.8
Sagrado Corazon	0.43	582	1.39	26,000	1.4
Lupita	0.43	997	1.38	44,100	4.2
Total updated gold reserve		**6,980**	**2.07**	**465,100**	**5.6**
Feasibility Study May 2000		6,156	1.86	368,400	
Increase		824		96,700	

It will be noted that most of the additional resources defined in the Samaniego area have also become reserves; the geometry of the high-grade zone now at the bottom of the newly designed pit has widened the pit dramatically, allowing a more rational design of ramps than was possible at the time the feasibility study was completed. This has actually resulted in a reduction in strip ratio of the Samaniego pit in spite of the depth of the new resources.

Queenstake's President Chris Davie said: "We are delighted by the increase in reserves, increase in grade and decrease in strip ratio at Samaniego which will dramatically improve the overall economics of the Magistral Project and are increasingly excited about the unexplored upside potential on the Magistral project. Significant exploration potential remains in possible extensions of the La Prieta zone as well as in additional identified, but as yet not drilled, exploration targets on this 10,000 hectare property. This is an exciting time for gold companies and their shareholders, and for Queenstake Resources Ltd. in particular. Construction at Magistral is firmly in hand, there is cash in the treasury and the Company is debt free. Queenstake is actively seeking new acquisition opportunities.


TSE
QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

The gold price continues to strengthen and has surpassed US$325 per ounce; by the fourth quarter of 2002 Queenstake will have joined the ranks of gold producing companies. Achieving production at Magistral is only the first step in a bigger strategy of building a mining company. The Company's current market value is well underpinned by its existing resource, reserve and production capability."

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com web – www.queenstake.com

The Company relies upon litigation protection for "forward-looking" statements.

The TSE has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.


TSE
QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com